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                                                                    Exhibit 99.3




                              CITFED BANCORP, INC.

                          ONE CITIZENS FEDERAL CENTRE
                               DAYTON, OHIO 45402

                                                                          , 1998

Dear Stockholder:

     On behalf of the Board of Directors, I cordially invite you to attend a Special Meeting of Stockholders (the "Special Meeting") of CitFed Bancorp, Inc.
("CitFed Bancorp"), which will be held at                , Eastern Daylight
Savings Time, on April   , 1998, at                .

     At the Special Meeting, you will be asked to consider and vote upon a proposal to adopt the Affiliation Agreement dated as of January 13, 1998 between Fifth Third Bancorp ("Fifth Third") and CitFed Bancorp (the "Affiliation Agreement"). Pursuant to the Affiliation Agreement, CitFed Bancorp will merge into Fifth Third (the "Merger"). The consummation of the Merger is subject to various conditions, including the receipt of stockholder approval and of all required regulatory approvals.

     At the time the Merger becomes effective (the "Effective Time"), each share of common stock of CitFed Bancorp (the "CitFed Bancorp Common Stock") will be canceled and converted, by virtue of the Merger, into the right to receive .67 (the "Exchange Ratio") of a share of common stock of Fifth Third ("Fifth Third Common Stock"), subject to adjustment in certain circumstances. Based on the closing price per share of Fifth Third Common Stock on the Nasdaq National
Market on                  , 1998, the value of .67 of a share of Fifth Third
Common Stock was $          . The actual value of the Fifth Third Common Stock
to be received by CitFed Bancorp stockholders will depend on the market price of Fifth Third Common Stock at the Effective Time.

     The proposed Merger is discussed in detail in the accompanying Proxy Statement/Prospectus, as well as in the Affiliation Agreement which is appended thereto as Annex A.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO ADOPT THE AFFILIATION AGREEMENT. APPROVAL OF THE PROPOSAL WILL ALSO AUTHORIZE THE BOARD OF DIRECTORS TO EXERCISE ITS DISCRETION WHETHER TO PROCEED WITH THE MERGER IN THE EVENT THAT CITFED BANCORP HAS THE RIGHT TO EXERCISE ITS TERMINATION RIGHT AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. CITFED BANCORP EXPECTS THAT THE CITFED BANCORP BOARD OF DIRECTORS WOULD EXERCISE SUCH DISCRETION AND DECIDE WHETHER TO TERMINATE THE AFFILIATION AGREEMENT WITHOUT A RESOLICITATION OF STOCKHOLDERS.



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     THE AFFILIATION AGREEMENT MUST BE ADOPTED BY THE AFFIRMATIVE VOTE OF AT
LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF CITFED BANCORP COMMON STOCK ENTITLED TO VOTE. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSAL. IT IS, THEREFORE, IMPORTANT THAT YOU VOTE.

     Your vote is very important, regardless of the number of shares you own. Please sign and return the proxy card in the postage-paid return envelope provided for your convenience. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the Special Meeting.

     Please vote and return your proxy today.

                                          Sincerely,

                                          Jerry L. Kirby
                                          Chairman and Chief Executive Officer

IMPORTANT: If your shares of CitFed Bancorp Common Stock are held in the name of a brokerage firm or nominee, only they can execute a proxy on your behalf. To assure that your shares are voted, we urge you to telephone today the individual responsible for your account at your brokerage firm and obtain instructions on how to direct him or her to execute a proxy.

If you have any questions or need any help in voting your shares, please telephone John H. Curp, Secretary, at CitFed Bancorp, (937) 223-4234.